ASIA AUTOMOTIVE ACQUISITION CORPORATION
                      199 Pierce Street , Suite 202
                       Birmingham, Michigan 48009
                           (248) 593-8330

                           March 31, 2008


Securities and Exchange Commission
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 3561
Washington DC 20549


Attention:  Damon Cobert

Re:         Asia Automotive Acquisition Corporation
            Registration No. 333-147086


Ladies and Gentlemen:

     This letter is the request of Asia Automotive Acquisition
Corporation to accelerate the effective date of Registration
Statement No. 333-147086 filed on Form S-4, as amended, to 9:00
AM Eastern Time on Monday, March 31, 2008, or as soon thereafter as possible.


                              Very truly yours,


                         By: /s/ William R. Herren

                                 William R. Herren
                                 Chairman of the Board



                         By: /s/ Rudy Wilson

                                 Rudy Wilson
                                 Chief Executive Officer

                       Asia Automotive Acquisition Corporation